Exhibit 99.12

Linear Gold Continues to Produce Positive Results at the

Cerro la Mina Project, Mexico

June 18, 2007 - Halifax, Nova Scotia – Linear Gold Corp. (LRR.TSX) is pleased to provide new exploration and drilling results from the Cerro la Mina gold, copper, molybdenum project located on its 100% owned Ixhuatan property in Chiapas, Mexico.

Significant porphyry related mineralization was intersected in two drill holes during the recent phase of drilling at Cerro la Mina.  Holes IXCM07-24 and IXCM07-25 cut significant intersections of gold, copper, and molybdenum mineralization located at the far northwest and southeast limits of the existing drill pattern.  Final results from the end of hole IXCM07-20 have also increased the long intersection of gold and copper mineralization previously reported for that hole, and continue to demonstrate important mineralization at depth.

In addition to the recent drilling, ongoing exploration at Cerro la Mina has included the recent completion of a deep penetrating three-dimensional IP study, a detailed ground magnetic survey, and detailed petrographic studies.  The results from these studies will assist in targeting the gold-copper-molybdenum porphyry system with the on-going drill program.

Highlights from recent work at Cerro la Mina include:

•

Hole IXCM07-24 intersected three separate intervals of gold, copper, and molybdenum mineralization that begin at the surface and bottomed in mineralization, including a 196.3 metre section of sulfide mineralization grading 0.62 grams per tonne gold, 0.24% copper and 0.01% molybdenite.  The combined gold and copper content from the 196.3 metre interval yield a gold equivalent of 1.1 grams per tonne (AuEq2) or a 0.55% copper equivalent (CuEq2).

•

Hole IXCM07-25 has opened up the mineralized trend, towards the southeast side of the deposit, by intersecting 52 metres grading 0.73 grams per tonne gold, 0.62% copper, and 0.03% molybdenite (MoS21).  The combined gold and copper content from this interval yield 2.0 grams per tonne AuEq or 0.98% CuEq.   This hole is still in progress.

•

New assay results from the final 88 metres of hole IXCM07-20, combined with previously reported results, have extended the intersection reported for that hole to 422 metres in length from 338 to 760 metres depth, grading 0.64 grams per tonne gold, 0.25% copper, and 0.01% molybdenite (1.1 grams per tonne AuEq or 0.57% CuEq).  This extends the previously reported interval by 48 metres.  The hole also bottomed in mineralization with the final 6 metres in this hole from 794 to 800.1 metres grading 0.45 grams per tonne gold, 0.15% copper, and 0.01% molybdenite (0.7 grams per tonne AuEq or 0.37% CuEq).

Table of Assay Results from Drilling at Cerro la Mina

Hole ID	From (metres)	To (metres)	Intercept[3] (metres)	Gold (grams per tonne)	Copper (%)	Molybdenite (MoS2[1]%)	AuEq[2] (grams per tonne)	CuEq[2] (%)	Comment
IXCM07-23	238	260	22	0.14	0.16	0.00	0.5	0.23	Sulfide
IXCM07-24	0	12	12	0.45	0.02	0.00	0.5	0.24	Oxide
IXCM07-24	204	310	106	0.36	0.12	0.02	0.6	0.29	Sulfide
IXCM07-24	434	630.3	196.3	0.62	0.24	0.01	1.1	0.55	Sulfide
IXCM07-25	226	278	52	0.73	0.62	0.03	2.0	0.98	Sulfide
IXCM07-20	338	760	422	0.64	0.25	0.01	1.1	0.57	Sulfide
including	712	760	48	0.80	0.20	0.01	1.2	0.60	Sulfide
IXCM07-20	794	800.1	6.1	0.45	0.15	0.01	0.7	0.37	Sulfide

1.

Molybdenite  (MoS2%)  = Mo%  x 1.6681.

2.

Gold and copper equivalents are calculated using metal prices of US$425/oz for gold and US$1.25/lb for copper.  AuEq gpt = Au gpt + (Cu % x 27.56/13.66).   CuEq % = Cu % + (Au g/t x 13.66/27.56).   Gold and copper equivalents have not been adjusted for metallurgical recoveries.  MoS2 is not used in the calculation of gold and copper equivalents.

3.

Note: the true thicknesses of the intersections have not yet been determined; intervals in table are based on core lengths.

Drilling Opens the Mineralized Trend of Gold, Copper, and Molybdenum Mineralization to the Southeast and Northwest at Cerro la Mina

The current phase of drilling at Cerro la Mina has produced results for three completed deep holes and also from a fourth hole that is in progress.  Holes IXCM07-24 and IXCM07-25 cut significant intervals of gold, copper, and molybdenum mineralization located at the southeast and northwest edges of the drilling pattern. The deposit remains open in these directions.

Hole IXCM07-24 was collared 120 metres northeast of hole IXCM07-21 at the far northern end of the Cerro la Mina drilling pattern and was drilled with an azimuth of 220 degrees and an inclination of -65 degrees.  This hole was designed to explore to the north of the known mineralization, and to cross hole IXCM07-21 at depth to test for high-grade gold vein occurrences.  This hole encountered three separate mineralized intervals beginning from the surface and ending at the hole’s final depth of 630 metres.  From 204 to 310 metres depth, the hole intersected 106 metres of low grade sulfide mineralization grading 0.36 grams per tonne gold, 0.12% copper, and 0.02% molybdenite (0.6 grams per tonne AuEq or 0.29% CuEq).  Over the final 196.3 metres of the hole, from 434 to 630.3 metres depth, a potassically altered sulfide interval averaged 0.62 grams per tonne gold and 0.24% copper (1.1 grams per tonne AuEq or 0.55% CuEq).  This hole expands known sulfide mineralization 70 metres to the north and has also identified oxide gold mineralization 140 metres further north.

Hole IXCM07-25 was collared 65 metres to the southeast of hole IXCM07-19 with an azimuth of 220 degrees and an inclination of -65 degrees.  This hole was designed to test for the extension of porphyry-related mineralization to the southwest and to explore below hole IXCM06-10, which is located 130 metres to the southwest. Hole IXCM07-25 is in progress and results have been received to 296 metres depth. Significant gold, copper, and molybdenum mineralization was cut over a 52 metre interval from 226 to 278 metres depth. This zone grades 0.73 grams per tonne gold, 0.62% copper, and 0.03% molybdenite (2.0 grams per tonne AuEq or 0.98% CuEq).  Individual samples run as high as 2.99 grams per tonne gold, 1.80% copper, and 0.11% molybdenite (MoS21). The interval is hosted by a strongly fractured intrusive that possess well-developed vuggy textures along with strong quartz-clay advanced argillic alteration.  Disseminated mineralization is of high-sulfidation type with covellite partially or completely replacing chalcopyrite.  Visually, this younger high sulfidation interval appears to continue to 314 metres depth before transitioning into potassically altered rocks.

Holes IXCM07-22 and IXCM07-23 were designed to test beyond the known mineralized zones and were collared in areas of unusually low gold in soil geochemistry.  Both holes encountered fragmental volcaniclastic rocks with intense advanced argillic alteration typical of acid leaching.  Hole IXCM07-22 was collared 110 metres to the northeast of hole IXCM06-16 with an azimuth of 220 degrees, an inclination of -75 degrees and a final depth of 401 metres.  Hole IXCM07-22 cut anomalous copper mineralization from 70 to 84 metres depth.  Hole IXCM07-23 was a large step-out hole collared 220 metres to the east of hole IXCM07-19 with an azimuth of 220 degrees and an inclination of -80 degrees. This hole was stopped because of difficult drilling conditions at 434 metres depth.  Hole IXCM07-23 cut anomalous gold and copper from 238 to 260 metres depth that averages 0.14 grams per tonne gold and 0.16% copper.  Over the final 50 metres of the hole, molybdenum mineralization was intersected with values ranging up to 0.04% molybdenite suggesting that this hole was approaching a zone of porphyry style mineralization.

Results for the final 88 metres of hole IXCM07-20, from 712 to 800 metres depth, have been received since the initial reporting for this hole in April.  From 712 to 760 metres depth, the hole intersected a 48 metre interval grading 0.80 grams per tonne gold, 0.20% copper, and 0.01% molybdenite (1.2 grams per tonne AuEq or 0.60% CuEq).  Combined with the overlying interval, hole IXCM07-20 cut a 422 metre interval from 338 to 760 metres depth that grades 0.64 grams per tonne gold, 0.25% copper, and 0.01% molybdenite (1.1 grams per tonne AuEq or 0.57% CuEq).  In addition, the hole bottomed in mineralization with the final 6.1 metres from 794 to 800.1 metres depth grading 0.45 grams per tonne gold, 0.15% copper, and 0.01% molybdenite (0.7 grams per tonne AuEq or 0.37% CuEq).

Additional Exploration at Cerro la Mina

Linear recently completed extensive IP and ground magnetic surveys at Cerro la Mina that cover a 1.6 square kilometre area.  The three-dimensional IP survey was conducted with 200 metre line spacing and was designed to target the levels of Cerro la Mina below 250 metres depth.  The magnetic survey has been completed over the same grid.  The modelling for these data sets is in progress.

A recently completed petrographic study for Cerro la Mina has produced important insights into the geologic framework of this deposit.  At Cerro la Mina, the development of a gold-copper-molybdenum porphyry-type deposit is supported by the association of shallow-crustal intrusions into a volcanogenic sequence and by the presence of disseminated and fracture controlled gold, copper, and molybdenum mineralization hosted by a pervasive potassic alteration assemblage.

In the upper levels of Cerro la Mina, ~~a~~ high-sulfidation advanced argillic alteration assemblage consisting of alunite, dickite, quartz, pyrophyllite, and kaolinite overprints volcaniclastic and intrusive rocks. The intrusive rocks consist of multiple phases of fine-grained syenite, quartz syenite, and quartz-eye porphyry.  The advanced argillic and clay dominated alteration overprints pervasive, high temperature, potassic alteration.  Potassic alteration is characterized by extensive secondary biotite and potassium feldspar. Secondary potassium feldspar frequently obscures primary igneous textures. This pattern of alteration is typical of porphyry systems and is permissive of hosting both porphyry style and associated epithermal mineralization.

Mineralization at Cerro la Mina extends from the surface to beyond 700 metres depth. Gold, copper, and molybdenum mineralization is hosted by both the high-temperature porphyry-style potassic alteration assemblage and by the lower temperature high-sulfidation system.  Within the potassically altered rocks, chalcopyrite, pyrite, molybdenite, + bornite occur as disseminations and veinlets, and magnetite is stable in the deeper portions of some holes. Mineralization within the overprinting advanced argillic alteration assemblage consists of disseminated pyrite, chalcopyrite, and molybdenite, and these sulfides commonly fill leached vuggy textures within the rock.  Chalcopyrite is often partially replaced by covellite and lesser enargite.

Two deep-capacity drills continue to work at Cerro la Mina, and work is underway to offset mineralization to the northwest and to the southeast of the drilling pattern.  Linear is also constructing new drill roads on the north, west and south sides of Cerro la Mina, which create valuable new exposure of the porphyry system for mapping and sampling. A third drill is testing targets around the central anomaly zone located 750 metres to the west of Cerro la Mina.

This press release has been prepared under the supervision of Mr. Leonard Karr, Certified Professional Geologist, who serves as the qualified person for this project under National Instrument 43-101.  All samples were submitted to ALS-Chemex Labs in Guadalajara, Mexico with gold analysed by 50g charge digestion Fire Assay – AA finish with samples greater than 10 grams per tonne analysed by Fire Assay – gravimetric finish. Other metals were analysed by aqua regia digestion with ICP finish.

Linear Gold Corp. is actively exploring for gold and base metals in Mexico, and through a joint venture in the Dominican Republic.

For further information please contact Terry Christopher, Manager Investor Relations, at 1-902-422-1421.

Signed “Wade K. Dawe”

Wade K. Dawe, President

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking statements”.  Such forward-looking statements, especially those that address resource quantities, grades, and contained metals, are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies.  Where the company expresses or implies an expectation as to future events or results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis for the statement.  However, forward-looking statements are subject to risks and uncertainties which could cause actual results to differ significantly from future results expressed or implied.   These risks include, but are not limited to, metal price volatility, political and operational risks in the countries where we operate, and a degree of uncertainty in connection with evaluating a deposit until the deposit has been extensively drilled on closely spaced centres.

Regarding the use of gold and copper equivalents (AuEq and CuEq):

Gold and Copper equivalency or “AuEq” and “CuEq” is a method of expressing poly-metallic deposits by the grade of the primary mineralization in value.  As used here, gold and copper have been stated as part of the copper and gold equivalent grades.  AuEq and CuEq as used here are based on assumed metal prices of US$425/oz for gold and US$1.25/lb for copper.  MoS2 has not been included in the equivalent calculation.  Gold and copper equivalents have not been adjusted for metallurgical recoveries, and adjustments in the relative value of these metals can significantly change the AuEq and the CuEq.  AuEq and CuEq are provided for descriptive purposes only.